Exhibit 99_A6

NYLI MacKay DefinedTerm Muni Opportunities Fund Announces Preliminary Results of Tender Offer

NEW YORK, Nov. 15, 2024 – NYLI MacKay DefinedTerm Muni Opportunities Fund (the “Fund”) (NYSE: MMD) today announced the preliminary results of a tender offer.

As previously announced, the Fund conducted a tender offer allowing shareholders to offer up to 100% of their shares for repurchase for cash at a price per share equal to 100% of the net asset value per share determined on the date the tender offer expires. The tender offer expired on November 14, 2024, at 5:00 p.m. Eastern time.

Based on preliminary information, 9,080,459 common shares were tendered, representing approximately 32.5% of the Fund’s common shares outstanding. These figures do not include shares tendered through notice of guaranteed delivery.

The completion of the Fund’s tender offer is subject to certain conditions, including that the aggregate net assets of the Fund must equal or exceed $200 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares. If the Fund’s net assets after the tender offer would be less than $200 million, the tender offer shall be cancelled, no common shares will be repurchased and the Fund will dissolve on December 31, 2024.

The Fund currently anticipates the satisfaction of all tender offer conditions and a successful completion of the tender offer and expects to announce the final results of the tender offer on or about November 18, 2024.

Shareholders participating in the tender offer will not receive the November or December 2024 monthly distributions on tendered shares.

The Fund’s daily New York Stock Exchange closing prices, net asset values per share, as well as other information are available by clicking here or by calling the Fund’s shareholder servicing agent at (855) 456-9683.

For more insights from MacKay Municipal Managers™ and our New York Life Investments affiliates click here.

There are risks inherent in any investment, including market risk, interest rate risk, credit risk and the possible loss of principal. There can be no assurance that the Fund’s investment objectives will be achieved. Shares of closed-end funds frequently trade at a discount from their net asset value, which may increase investor risk.

Past performance is no guarantee of future results, which will vary.

About New York Life Investments

With over $750 billion in assets under management as of September 30, 2024, New York Life Investments, a Pensions & Investments’ Top 30 Largest Money Manager1, is comprised of the affiliated global asset management businesses of its parent company, New York Life Insurance Company, and offers clients access to specialized, independent investment teams through its family of affiliated boutiques. New York Life Investments remains committed to clients through a combination of the diverse perspectives of its boutiques and a long-lasting focus on sustainable relationships.

About MacKay Municipal Managers™

MacKay Municipal Managers™ is a recognized leader in active municipal bond investing and is entrusted with $82 billion in assets under management, as of 9/30/24. The team manages a suite of highly rated municipal bond solutions available in multiple vehicles. MacKay Municipal ManagersTM is a fundamental relative-value bond manager that combines a top-down approach with bottom-up, credit research. Our investment philosophy is centered on the belief that strong long-term performance can be achieved with a relative value, research driven approach in a highly fragmented, inefficient municipal bond market.

[1]

New York Life Investment Management ranked 26th largest institutional investment manager in Pensions & Investments’ Largest Money Managers 2024 published June 2024, based on worldwide institutional AUM as of 12/31/23. No direct or indirect compensation was paid for the creation and distribution of this ranking.

About MacKay Shields LLC

MacKay Shields LLC (together with its subsidiaries, “MacKay”)2, a New York Life Investments company, is a global asset management firm with $151 billion in assets under management3 as of September 30, 2024. MacKay manages fixed income strategies for high-net worth individuals and institutional clients through separately managed accounts and collective investment vehicles including private funds, collective investment trusts, UCITS, ETFs, closed end funds and mutual funds. MacKay provides investors with specialty fixed income expertise across global fixed income markets including municipal bonds, high yield bonds, investment grade bonds, structured credit, and emerging markets debt. The MacKay Shields client experience provides investors direct access to senior investment professionals. MacKay maintains offices in New York City, Princeton, Los Angeles, London and Dublin. For more information, please visit www.mackayshields.com or follow us on Twitter or LinkedIn.

Media Contact:

Sara Guenoun | New York Life | (212) 576-4757 | Sara_j_Guenoun@newyorklife.com

Investors Contact:

855-456-9683

[2]	MacKay Shields is a wholly owned subsidiary of New York Life Investment Management Holdings LLC, which is wholly owned by New York Life Insurance Company.
[3]

Assets under management (AUM) as of September 30, 2024 represents assets managed by MacKay Shields LLC and its subsidiaries but excludes certain accounts and other assets over which MacKay Shields continues to exercise discretionary authority to liquidate but which are no longer actively managed.